STRATUM HOLDINGS, INC.
Three Riverway, Suite 1590
Houston, Texas 77056
(713) 479-7050
Fax (713) 479-7080

October 5, 2009

Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Mr. McPhee:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009. The Staff’s comments are set forth below in full in italics and the Company’s responses are in non-italicized fonts.

General

1.
We note your reliance on the Private Securities Litigation Reform Act of 1995 and the safe harbors for forward-looking statements provided thereunder.  Please explain to us why you believe you are eligible to take advantage of these safe harbors or revise your filings to remove the references to the Act.  This comment also applies to your Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 and Form 10-Q for Fiscal Quarter Ended June 30, 2009.

Response to Comment 1:
Upon review, we have determined that we issue penny stock, as defined in Rule 3a51-1, and are not entitled to the protections of the Private Securities Litigation Reform Act of 1995. We will amend our Form 10-K (the “10-K Draft Amendment”), our Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 (the “1Q 09 10-Q Draft Amendment”), and our Form 10-Q for Fiscal Quarter Ended June 30, 2009 (the “2Q 09 10-Q Draft Amendment”) to delete any references to the Private Securities Litigation Reform Act of 1995.  Once the Staff has no further comments to the 10-K Draft Amendment, the 1Q 09 10-Q Draft Amendment and the 2Q 09 10-Q Draft Amendment, we will file amendments to our Form 10-K and Form 10-Q’s containing such changes.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

2.
We have reviewed your response to prior comment 3.  Our comment does not relate to the disagreement regarding the process surrounding your former auditors resignation.  Our comment results from the following statement in your Form 8-K filed June 3, 2008, “Under Regulation S-B Item 304(a)(1)(iv)(A) this matter was not resolved to the satisfaction of the Auditor.”  This disagreement with your former auditors is “of the type described in paragraph (a)(1)(iv)” of Regulation S-K.  Furthermore, it also concerns “any reportable event as described in paragraph (a)(1)(v)” of Regulation S-K.  As such we are reissuing our comment in its entirety.  Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

Response to Comment 2:

We will include the following language in Item 9 to the Form 10-K:

As disclosed on our Current Report on Form 8-K filed June 3, 2008, on May 12, 2008, we filed a Quarterly Report on Form 10-QSB for the quarter ended March 31, 2008 that included financial statements that were not reviewed by PMB Helin Donovan, LLP, as our auditor. The auditor discussed our Form 10-QSB filing for that quarter with management on May 19, 2008, and requested that we file a Current Report on Form 8-K regarding non-reliance on the financial statements in that filing.  Under Regulation S-B Item 304(a)(1)(iv)(A), this matter was not timely resolved to the satisfaction of the auditor.  Under Regulation S-B Item 304(a)(1)(iv)(B)(2), the lack of timely notice of non-reliance led the auditor to be unwilling to be associated with the March 31, 2008 financial statements prepared by management and included in the Registrant’s Form 10-QSB filing. Accordingly, on June 5, 2008, we filed a Current Report on Form 8-K indicating that the financial statements included in the Form 10-QSB had not been reviewed by an independent accountant. On June 27, 2008, we filed a Form 10-QSB/A for the quarter ended March 31, 2008, which included the review report of our new independent accountants, Malone & Bailey, P.C., covering the financial statements for that quarter.

Item 9A(T). Controls and Procedures

(b) Management’s Annual Report on Internal Controls over Financial Reporting, page 15

3.
We have reviewed your response to prior comment 6.  Please revise your disclosure to include the details of your plans to address the material weakness, while describing those factors that limit your ability to implement such plans.

Response to Comment 3:
We will insert the following two sentences following the penultimate sentence in the third paragraph of Item 9A(T)(b) to the Form 10-K:

On a longer term basis, we have developed a remediation plan, involving the engagement of a more experienced accountant at Decca, the providing of additional training for existing accounting personnel at Decca, and a possible upgrade of Decca’s accounting system, to address the material weakness regarding completeness and cutoff controls of revenues and cost of sales.  However, we do not believe that it would be cost effective to fully implement the proposed remediation plan at Decca until business conditions in the Canadian oil and gas industry become substantially more favorable.

Item 15. Exhibits, Financial Statement Schedules, page 21

4.
We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.1, 10.11, 10.15, 10.17, 10.22, 10.25 and 10.32 do not have the referenced schedules or exhibits attached.  Please explain why the information was omitted or amend the filing as appropriate.  Item 601(b)(10) requires you to file all material contracts in their entirety.  Please file the complete agreement with your amendment or tell us why you believe this information is no longer material to investors.

Response to Comment 4:
We have no continuing rights with respect to Exhibits 10.1, 10.11, 10.15, 10.17, and 10.22, therefore, we will delete those Exhibits from Item 15 of our Form 10-K, once the Staff has no further comments to the 10-K Draft Amendment.  With regard to Exhibits 10.25 and 10.32, the referenced schedules and/or exhibits contained therein are extremely voluminous, numbering several hundred pages in each Exhibit, and include information which is highly detailed (such as schedules of each oil and gas mineral lease and the related property descriptions in Exhibit 10.32).  Accordingly, we do not believe that a review of the schedules to Exhibits 10.25 and 10.32 would provide investors with any material information that would allow the investors to better understand our company.

Consolidated Balance Sheets, page 27

5.
We have reviewed your response to prior comment 7.  Please tell us how you determined it was appropriate to apply an impairment model other than the ceiling test prescribed by Rule 4.10 of Regulation S-X.  In your response, please clearly cite the relevant accounting literature you relied upon.

Response to Comment 5:
As previously noted, our September 30, 2007 impairment allowance did not result from applying any quantitative aspects of the full cost “ceiling test,” but instead related to a more subjectively determined decline in the carrying value of our oil and gas properties.  As disclosed in Note 4 of the Consolidated Financial Statements in our Form 10-QSB for the period ended September 30, 2007, the net book value of our oil and gas properties, after reflecting the impairment allowance, approximated the amount at which we were simultaneously considering a disposal of such properties in order to pay off the maturing bank debt securing them.  Accordingly, we and our auditors concluded that recognizing the impairment allowance was warranted, without regard to the results of applying the quantitative aspects of the quarterly full cost “ceiling test” at that time.

Consolidated Statements of Cash Flows, page 30

6.
We have reviewed your response to prior comment 8.  We note that the sales proceeds of $3.2 million are approximately 10% of total assets at December 31, 2007, and are therefore material.  It appears that the sale of Tradestar should be reflected in all three of the sections in your consolidated statement of cash flows.  There should be a cash outflow from operating activities resulting from the change in working capital, a cash inflow from investing activities for the entire proceeds, and a cash outflow from financing activities for the payment of debt.  As such, please restate your financial statements for the year ended December 31, 2007.

Response to Comment 6:
The Tradestar sale in October 2007 was “borderline” material on the basis of our total assets and was clearly immaterial on the basis of our total revenues as it represented only approximately 5% of our total revenues for the year ended December 31, 2007 (before discontinued operations).  Accordingly, we and our auditors concluded that the accounting treatment reflected in our Consolidated Statement of Cash Flows was appropriate for the sale of a small, non-core business.  It should be noted that this accounting treatment had no effect on the amounts reported in either our Consolidated Balance Sheet as of December 31, 2007, or our Consolidated Statement of Operations for the year ended December 31, 2007 (including our after-tax gain on the Tradestar sale).

*****

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).  Please do not send any future facsimile messages to my previous fax number, (713) 975-6271, as it could potentially result in a delay in my receiving your message and responding to it.

Sincerely,

/s/	D. Hughes Watler, Jr.
D. Hughes Watler, Jr.
Chief Financial Officer